Exhibit 99.3

Telesat Canada Announces Pricing of Notes Offering

OTTAWA, CANADA, April 30, 2012 –Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”), today announced the pricing of a private placement launched this morning.  Telesat, together with Telesat LLC, as co-issuer (together with Telesat, the “Co-Issuers”), will issue US$700 million of senior notes due 2017 (the “Senior Notes”). The closing of the private placement is expected to occur on May 14, 2012, subject to customary closing conditions.

The Senior Notes will bear interest at a rate of 6.0% payable semiannually, in cash in arrears, on May 15 and November 15 of each year, commencing November 15, 2012 and maturing on May 15, 2017. Telesat will use the net proceeds of the offering, together with cash on hand, to fund the redemption or repurchase of certain of its outstanding indebtedness.

The Senior Notes will be unsubordinated, unsecured obligations of the Co-Issuers, will rank equally with all of the Co-Issuers’ existing and future unsubordinated indebtedness and will rank senior in right of payment to the Co-Issuers’ existing and future debt that by its terms is subordinated to these Senior Notes. The Senior Notes will be effectively subordinated to all of the Co-Issuers’ existing and future secured indebtedness, including obligations under Telesat’s senior credit facilities, to the extent of the value of the assets securing such debt. The Senior Notes will be fully and unconditionally guaranteed on an unsubordinated unsecured basis by Holdings and each existing and future restricted subsidiary of Holdings (other than Telesat or Telesat LLC) that guarantees the obligations or is a borrower or co‑borrower under Telesat’s senior credit facilities or under certain publicly or privately issued debt securities issued by Holdings or any restricted subsidiary. The guarantees will rank equally in right of payment with all of the guarantors’ existing and future unsubordinated indebtedness and will be effectively subordinated to their existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness, including their guarantees of the senior credit facilities.  To the extent any guarantor is released from its obligations under Telesat’s senior credit facilities and certain other publicly or privately issued debt securities, such guarantor will also be released from its obligations under the Senior Notes.  The Senior Notes and related guarantees will be structurally subordinated to all obligations of any existing and future subsidiaries of Holdings that do not guarantee the Senior Notes.

The Senior Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Senior Notes will not be registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent an applicable exemption from registration requirements or in a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.  No assurance can be made that the Senior Notes will be issued.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC.  This filing can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers.  Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 12 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite preparing for launch and another under construction.  Telesat also manages the operations of additional satellites for third parties.  Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)